



New York Stock Exchange
11 Wall Street
New York, NY 10005

January 26, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Super Group (SGHC) Limited, under the Exchange Act of 1934:

- Ordinary Shares, no par value per share
- Redeemable warrants, each whole warrant exercisable for one Ordinary Share each at an exercise price of $11.50 per share

Sincerely,